Company Contact:	Investor Relations Contact:
Email: investors@geruigroup.com	CCG Investor Relations
Website: www.geruigroup.com	David Rudnick
Phone: 1-646-626-4172
Email: david.rudnick@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Advanced Materials Group Limited Announces

Third Quarter 2012 Results

ZHENGZHOU, China – November 20, 2012 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high precision, cold-rolled steel producer in China, today announced unaudited financial results for the three and nine months ended September 30, 2012.

“We recorded disappointing financial results in the third quarter of the year due to the continued decline in our raw material costs in the third quarter that contributed to an intensified pricing environment and increased competitive pressures. This resulted in the contraction of both our sales volume and average selling price as the pricing pressure that had been present in the domestic steel industry at large entered a portion of our specialized steel sector. This led us to enact a temporary reduction in the output of some of our steel products in order to avoid predatory pricing and the further migration of thin margin pricing to ensure our reputation as a high quality precision cold-rolled steel producer,” said Mr. Mingwang Lu, Chairman and Chief Executive Officer.

“Despite the quarter’s results, we believe that the fundamentals of our business remain sound. We are cautiously optimistic about a significant rebound in pricing and resultant turnaround in our specialized steel segment starting from the second quarter of 2013 that will enable us to leverage our strong productive capabilities and product synergies. We will continue to enhance our product offerings and competitive profile in order to reach more customers with an expanded range of end-use products and materials,” Mr. Lu continued. “Our strategic decision to focus upon exports to reach a wider and more diversified wider customer gained further traction in the most recent quarter and fits our strategy of being a high-end global steel producer.”

Third Quarter 2012 Results

Revenue decreased 44.5% to $56.1 million in the third quarter of 2012 from $101.1 million in the third quarter of 2011. The decrease in revenue was primarily due to a 33.1% decrease in the Company’s average selling price of $698 per ton for the third quarter of 2012 as compared to an average selling price of $1,044 for the same period of 2011 as well as a 17.3% decrease in sales volume to approximately 80,386 tons for the third quarter of 2012 as compared to approximately 97,185 tons for the same period of 2011.

Gross profit decreased 72.6% to $8.8 million in the third quarter of 2012 from $32.1 million in the same period of 2011. Gross margin was 15.7% in the third quarter of 2012 compared to 31.7% in the same period of 2011. The decrease in gross margin was due to significant market driven price declines of the Company’s raw materials, a slowdown in China’s economic growth and demand for our products and intensified competition in the Company’s segment of the steel sector. Further, there was additional testing of both the chromium plating line that was temporarily taken offline during August of 2012 as well as the added 100,000-ton wide-strip production line to ensure its improved precision and successful ramp-up.

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Operating income decreased 79.6% to $5.9 million in the third quarter of 2012, or 10.5% of revenue, from operating income of $28.7 million, or 28.4% of revenue, in the same period of 2011. The decrease in operating income in the third quarter 2012 as compared to operating income in the comparable year-ago period is primarily due to the corresponding decrease in gross profit and relatively higher operating expenses as a percent of revenue in the third quarter of 2012 compared to the same period of 2011.

Net income was $2.4 million in the third quarter of 2012, or $0.04 per fully diluted share, compared to $21.4 million, or $0.37 per share in the same period of 2011.

Financial Condition

As of September 30, 2012, the Company had $229.9 million in unrestricted cash, $12.6 million in current certificates of deposit and an additional $166.0 million in restricted cash, as compared to $246.6 million in unrestricted cash and $118.1 million in restricted cash as of December 31, 2011. Working capital was $175.8 million as of September 30, 2012, compared to $142.5 million as of fiscal year end 2011. The Company’s short-term debt consisted of notes payable and term loans that totaled $327.8 million as of September 30, 2012, compared to $249.1 million as of December 31, 2011. The Company has no long-term debt. Shareholders’ equity was $324.6 million as of September 30, 2012 as compared to $298.4 million as of December 31, 2011. The net cash used in operating activities for the nine months ended September 30, 2012 was $29.4 million compared to net cash provided by operating activities of $47.9 million in the same period of 2011.

Recent Developments

During the third quarter of 2012, the Company had repurchased 286,997 ordinary shares at an average price of $1.98 per share for a total repurchase price of approximately $0.57 million. Since the launch of its share repurchase program in April 2011, and as of September 13, 2012 the Company had repurchased a total of 1,710,098 ordinary shares at an average price of $3.31 per share for a total repurchase price of approximately $5.7 million.

2012 Guidance Revision

Given current market conditions, the Company is revising its guidance for the year 2012. For the year of 2012, we are lowering our revenue guidance to be in the $265 million to $270 million range, below our previously announced revenue guidance range of $290 million to $305 million. The Company is also lowering its earnings per share guidance range to $0.65 to $0.70 per share for the year 2012, below its previously announced guidance range of $0.75 to $0.85 per share.

Industry and Business Update

In the third quarter of 2012, the Company experienced a continued contraction in its average selling price relative to previous quarters. Raw material costs experienced a marked decrease in the third quarter, continuing the trend of rapidly decreasing raw material prices since the second quarter of 2012. As is widely known, China’s steel sector has been operating at a loss with problems of oversupply amid a general domestic economic slowdown where major China steel makers have cut prices due to low demand. Plans for and investment in capital-intensive infrastructure projects have been cut back significantly at both national and provincial levels, which negatively impacted demand for steel products from key industries including real estate, steel-making, railway construction, ship-building and so on.   The Chinese government has recently introduced an RMB four trillion stimulus plan which we believe will help stem the price erosion that resulted in a severe cut back in the aggregate productive capacity of the steel sector and a collapse in its profitability.

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The price of iron ore, the base material from which the Company’s raw material of hot-rolled steel coil is derived, has steadily decreased during 2012 from a spot price of $147.65 per metric ton in April of 2012 to a price of $127.94 per metric ton as of July 2012, a drop of 13.3%. In the third quarter, iron ore prices fell further to $99.47 per metric ton as of September 2012, a 32.6% drop from April iron ore prices, before a recent rebound to October’s $113.95 level.

The substantial fall-off of pricing in the steel industry was compounded by generally weaker customer demand due to a contraction in general domestic business activity in certain key sectors in which our customers operate such as the construction industry that the Company serves. In addition, the difficult pricing environment that affected most of our product segments was exacerbated by sustained price cuts enacted by large Chinese steel companies as a means to maintain their own viability albeit at reduced production levels.

These factors combined with the Company’s cost-plus pricing methodology compelled us to lower the average selling price of our cold-rolled steel products so as to remain competitive and maintain a reasonably sound level of business activity. We made a strategic decision in the third quarter to cut back on the output of some of our products so as to avoid a head-to-head pricing war with lower-grade cold-rolled steel producers. The Company believes that once made, pricing concessions are often difficult to rollback, with the additional concern that deep pricing cuts might degrade our highly favorable reputation as a high-end cold-rolled steel strip producer. The Company believes that its decision not to engage in a price war with such competitors will enable it to revert back to its former pricing strategy where it can charge a premium for its products relative to its competitors when market conditions improve.

During the third quarter, the Company continued to test its new wide-strip capacity to ensure that it has reached its design specifications, which improves its prospects for procuring new business domestically as well as internationally. In addition, the Company took its chromium plating lines offline for maintenance for a two-week period in August for further testing and refinement. These factors also contributed to the Company’s lower gross margin in the third quarter, although to a lesser extent than the reasons previously cited.

Given current market conditions, we found it necessary to revise our guidance for the year 2012. We plan to adapt our strategic focus to more effectively compete in our market segment despite a macroeconomic environment reflective of highly volatile material prices, slower consumer demand and large company industry participants. Towards that end, we are intent upon continuing to enrich and diversify our product platform to offer our customers additional specialization and customization options. For instance, our chromium plating business continued to generate relatively high margins in the third quarter and is representative of a value-added product that warrants continued premium pricing.

We are also focused upon widening our customer base so as to be less vulnerable to the change in domestic demand and are committed to procuring a larger number of customers on a more diversified basis. We are now engaged in active discussions with potential domestic and international customers who are currently testing our products, which is a standard procedure prior to entering into new contracts.

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As previously announced, the Company completed its addition of 100,000 tons of annual cold-rolled steel production capacity during the first quarter of 2012 as part of Phase II of its capacity expansion plan. The Company’s total production capacity now totals 500,000 tons of specialized wide- and narrow-strip cold-rolled steel which are all fully operational. The Company estimates that the utilization of its wide- and narrow-strip cold-rolled steel productive capacity was approximately 75-80% in the third quarter, down from the 83% utilization rate of the second quarter, attributable to the predatory price competition. The Company also estimates that the utilization of its chromium-plating production lines was approximately 65% during the third quarter, up from the 55% utilization rate of the second quarter.

We believe that the Chinese economy is going to stabilize and that the demand for steel products in the domestic market will turn stronger in the coming quarters, reversing the declining trend that had occurred over the last four to five quarters.  We believe that beginning from the first quarter of 2013, we could see an inflection point in the fundamentals of the sector and that new Company materials products and applications will enable us to migrate away from low-end cold-rolled competitors to more specialized segments and enable us to achieve a higher utilization rate of our production lines.

“We are confident that our productive capacity, value-added technologies and new strategies will enable us to adapt to the currently challenging market conditions. While we are cautiously optimistic as to a return to more normalized operating environment, we believe that our current initiatives will enable us to effectively compete on a wider scale and that a diversified product platform will enable us to reach a larger and more varied customer base,” Mr. Lu concluded.

Conference Call Information

The Company will also host a conference call at 8:00 am ET (9:00 pm Beijing Time) on Tuesday, November 20, 2012.

Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 68790010.

A replay of the conference call will be available for 14 days starting from 10:00 pm ET on Tuesday, November 20, 2012. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The passcode is 68790010.

A live and archived webcast of the call will be available on the Company's website at http://www.geruigroup.com/Investors.html. To listen to the live webcast, please go to the Company's website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

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About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2011 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the SEC, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

- Financial Tables Follow -

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CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(IN US DOLLARS)

	September 30, 2012	December 31, 2011
	(Unaudited)
Assets

Current assets
Cash	$229,928,657	$246,600,917
Certificates of Deposit	12,570,010	-
Restricted cash	165,985,047	118,130,253
Accounts receivable, net	3,696,847	6,382,630
Notes receivable	402,558	568,328
Inventories	25,478,108	24,463,142
Prepaid purchases	96,958,665	45,805,423
Prepaid expenses and other deposits	4,230,122	385,131
Other receivables	1,568,521	2,850,601
Total current assets	540,818,535	445,186,425

Non-current assets
Property, plant and equipment, net	116,231,588	122,695,246
Land use right, net	13,581,312	13,807,056
Deposit on acquisition of future land use right	12,729,124	12,710,719
Other receivable	3,013,378	3,499,083
Certificates of deposit	3,182,281	3,177,679
Total non-current assets	148,737,683	155,889,783

Total assets	$689,556,218	$601,076,208

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$3,490,329	$8,074,432
Notes payable	275,585,539	204,880,916
Term loans	52,189,409	44,169,751
Land use right payable	1,406,961	1,404,926
Income tax payable	6,424,813	5,458,482
Customers deposits	14,147,525	23,383,849
Accrued liabilities and other payables	11,730,708	15,276,016

Total current liabilities	364,975,284	302,648,372
Total liabilities	364,975,284	302,648,372

Stockholders' equity
Common stock,
Common stock, 100,000,000 shares authorized with no par value;
59,433,828 shares issued, 57,723,730 and 58,256,930 shares
outstanding as of September 30, 2012 and December 31, 2011, respectively	140,418,118	140,418,118
Additional paid-in capital	6,930,944	6,930,944
Treasury stock, at cost, 1,710,098 shares and 1,176,898 shares, as of September 30, 2012 and December 31, 2011	(5,657,355)	(4,516,744)
Retained earnings	163,810,429	137,142,958
Accumulated comprehensive income	19,078,798	18,452,560
Total stockholders' equity	324,580,934	298,427,836

Total liabilities and stockholders' equity	$689,556,218	$601,076,208

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CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(IN US DOLLARS)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011

Revenue	$56,123,028	$101,073,420	$201,596,558	$249,840,832
Cost of revenue	(47,331,341)	(69,018,246)	(151,503,911)	(176,248,246)

Gross Profit	8,791,687	32,055,174	50,092,647	73,592,586

Operating expenses:
General and administrative expenses	(2,548,672)	(2,750,140)	(7,429,203)	(7,143,095)
Selling and marketing expenses	(374,818)	(602,364)	(988,615)	(1,161,862)
Warrant compensation expenses	-	-	-	(5,700,000)
Total operating expenses	(2,923,490)	(3,352,504)	(8,417,818)	(14,004,957)

Operating income	5,868,197	28,702,670	41,674,829	59,587,629

Other income and (expense):
Interest income	1,233,910	425,824	2,484,739	1,371,553
Interest expenses	(3,105,412)	(621,145)	(6,164,788)	(5,430,551)
Sundry income	21,310	401,884	204,958	442,936

Income before income taxes	4,018,005	28,909,233	38,199,738	55,971,567

Income tax expense	(1,636,419)	(7,518,632)	(11,532,267)	(16,542,612)

Net income	$2,381,586	$21,390,601	$26,667,471	$39,428,955

Earnings per share
- Basic and Diluted	$0.04	$0.37	$0.46	$0.71

Weighted average common shares outstanding
- Basic and Diluted	57,935,604	58,428,146	58,131,188	55,623,129

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CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(IN US DOLLARS)

	For The Nine Months Ended
	September 30,
	2012	2011

Cash flows from operating activities:

Net income	$26,667,471	$39,428,955

Adjustments to reconcile net income to net
Cash (used in) / provided by operating activities:
Depreciation of property, plant and equipment	8,129,037	4,689,078
Amortization of land use right	246,801	240,661

Changes in assets and liabilities:
Accounts receivable, net	2,679,379	1,824,157
Notes receivable, net	165,625	-
Inventories	(973,858)	(6,002,591)
Prepaid expenses and other deposits	(3,822,113)	(1,181,198)
Prepaid purchases	(50,790,330)	(27,459,387)
Other receivables	219,656	1,121,774
Accounts payable	(4,569,113)	9,313,975
Income tax payable	952,863	2,639,637
Customers deposit	(9,216,363)	16,069,127
Accrued liabilities and other payables	896,983	7,193,894

Net cash (used in) / provided by operating activities	(29,413,962)	47,878,082

Cash flows from investing activities:
Cash paid for property, plant and equipment	(5,887,409)	(30,912,597)
Payment of purchases of land use right	-	(9,023,879)
Payment of acquisition of future land use right	-	(10,157,648)
Cash reserved for potential strategic partnership program	-	(5,000,000)
Advance to unrelated third party	(3,686,625)	-
Repayment of advance to unrelated third party	5,233,632	-
Investment in certificates of deposit	(12,497,034)	-
Changes in restricted cash	(47,406,917)	(34,731,906)

Net cash used in investing activities	(64,244,353)	(89,826,030)

Cash flows from financing activities:
Repayment of term loans	(31,638,061)	(24,290,245)
Proceeds from term loans	39,547,576	12,457,400
Proceeds received from exercise of warrants	-	66,473,875
Proceeds from notes payable, net	69,999,209	85,018,819
Purchase of treasury stock	(1,140,611)	(4,319,777)

Net cash provided by financing activities	76,768,113	135,340,072

Net (decrease) / increase in cash	(16,890,202)	93,392,124

Effect on change of exchange rates	217,942	12,006,373

Cash as of January 1	246,600,917	119,477,298

Cash as of September 30	$229,928,657	$224,875,795

Supplemental disclosures of cash flow information:

Cash paid during the period for:
Interest paid	$6,258,243	$5,215,902
Income tax paid	$10,579,405	$13,902,975

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